Net debt breakdown - Unaudited €B Exhibit 99.3 June 30, ‘18 Sept. 30, ’18(*) Cons. Ind. Fin. Cons. Ind. Fin. 16.4 13.5 2.9 Gross Debt (**) 15.4 12.9 2.5 (0.3) (0.3) - Fin. Receiv. from Fin.Co. JV (0.4) (0.4) - (0.3) (0.3) (0.0) Derivatives M-to-M, Net (0.3) (0.3) (0.0) (13.5) (13.3) (0.2) Cash & marketable securities (12.3) (12.1) (0.2) 2.2 (0.5) 2.7 Net debt /(cash) 2.5 0.2 2.3 (*): amounts include Magneti Marelli for comparability with prior periods and previously provided guidance (**): net of Intersegment receivables Note: Numbers may not add due to rounding Q3 2018 Results Q3 2018 Additional Information: Debt Oct. 30, 2018 1

Gross debt breakdown - Unaudited €B Outstanding Outstanding June 30, ’18 Sept. 30, ’18(*) 15.9 Cash maturities 15.0 6.6 Bank debt 6.3 8.7 Capital market debt 8.1 0.7 Other debt 0.7 0.5 Asset-backed financing 0.4 (0.0) Accruals 0.0 16.4 Gross Debt 15.4 (0.3) Fin. Receiv. from Fin.Co. JV (0.4) 16.1 Gross debt (net of Fin. Receiv. from Fin.Co. JV) 15.1 (13.5) Cash & marketable securities (12.3) (0.3) Derivatives (assets)/liabilities (0.3) 2.2 Net debt / (cash) 2.5 7.6 Undrawn committed revolving facilities 7.7 (*): amounts include Magneti Marelli for comparability with prior periods and previously provided guidance Note: Numbers may not add due to rounding Q3 2018 Results Q3 2018 Additional Information: Debt Oct. 30, 2018 2

Debt maturity schedule - Unaudited €B Outstanding Sept. 30, ’18 * 3M 2018 * 2019 * 2020 * 2021 * 2022 * Beyond * 6.3 Bank debt 2.8 1.3 0.7 0,4 0.7 0.4 8.1 Capital market debt 0.1 1.8 1.3 1.0 1.4 2.5 0.7 Other debt 0.4 0.1 0.1 0.0 0.0 0.1 15.0 Total cash maturities ** 3.2 3.2 2.1 1.4 2.1 3.1 12.3 Cash and marketable securities 7.7 Undrawn committed revolving facilities 20.0 Total available liquidity Sale of receivables (IFRS de-recognition 7.9 compliant) of which receivables sold to financial 5.0 services JVs (FCA Bank) Note: Numbers may not add due to rounding * Amounts include Magneti Marelli for comparability with prior periods and previously provided guidance ** Excludes accruals and Asset backed financing (€ 0.4B in September 2018). Total Debt vs Third Parties € 15.4B Q3 2018 Results Q3 2018 Additional Information: Debt Oct. 30, 2018 3